[SHIP] VANGUARD /(R)/


                                                    P.O. Box 2600
                                                    Valley Forge, PA 19482-2600

                                                    610-669-2689
                                                    nathan_m_will@vanguard.com


August 6, 2008


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                      via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE: VANGUARD EXPLORER FUND
File No. 2-27203


Dear Mr. Sandoe,

The following responds to your comments of July 28, 2008 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 83 that was filed on June 12, 2008.

COMMENT 1: PROSPECTUS AND SAI FINANCIAL INFORMATION AND DATES
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Comment:  Will Vanguard's 485(b) filing include updated  financials and relevant dates?

Response: Yes, our 485(b) filing will include updated financials and relevant dates.

COMMENT 2: SAI PORTFOLIO HOLDINGS DISCLOSURE POLICIES AND PROCEDURES
-------------------------------------------------------------------------------

Comment: Please confirm that March 31, 2007, is the most recent date as of which complete and non-material portfolio holdings are disclosed to the listed parties.

Response:  We have modified the disclosure as follows (new text is capitalized):

"Vanguard [complete/non-material] portfolio holdings information is CURRENTLY disclosed to the following . . ."


COMMENT 3: SAI INVESTMENT ADVISORY SERVICES CENTURY CAPITAL OTHER ACCOUNTS
MANAGED
--------------------------------------------------------------------------------

Comment: The current disclosure does not indicate whether the advisory fee paid to Mr. Thorndike for other accounts that he manages is based on account performance.

Response: We have modified the disclosure as follows (new text is capitalized):

"As of May 31, 2008, Mr. Thorndike also managed 2 other registered investment companies with total assets of $911 million (NONE FOR WHICH THE ADVISORY FEE WAS BASED ON ACCOUNT PERFORMANCE) and 34 other accounts with total assets of $627 million (NONE FOR WHICH THE ADVISORY FEE WAS BASED ON ACCOUNT PERFORMANCE).

COMMENT 4: SAI INVESTMENT ADVISORY SERVICES KALMAR  DESCRIPTION OF COMPENSATION
-------------------------------------------------------------------------------

Comment: The current disclosure states that one of the quantitative components of a Kalmar portfolio manager's bonus is based on the contribution of the individual's research ideas to the "success of [the] managed portfolios in absolute and index-relative terms for short-term (1 year) and long-term (2-5 year) periods." Please clarify whether this "success" is measured against the relevant benchmarks on a pre-tax or post-tax basis.

Response: We have confirmed with Kalmar that this refers to pre-tax investment success, and, accordingly, we have modified the disclosure as follows (new text is underlined):

"The quantitative component, which generally comprises 60-70% of the bonus, is based on the specific contribution of the individual's research ideas to the pre-tax success of managed portfolios in absolute and index-relative terms for short-term (1 year) and long-term (2-5 year) periods."


COMMENT 5: SAI INVESTMENT ADVISORY SERVICES VANGUARD DESCRIPTION OF COMPENSATION
-------------------------------------------------------------------------------

Comment: The current disclosure states that one of the factors on which a Vanguard portfolio manager's bonus is based is how successfully the portfolio manager outperforms the Russell 2500 Growth Index. Please clarify whether this outperformance is measured on a pre-tax or post-tax basis.

Response: As described earlier in the relevant paragraph, a Vanguard portfolio manager's bonus is determined by a number of factors. One factor is the gross, pre-tax performance of a fund relative to expectations for how the fund should have performed, given its objective, policies, strategies, and limitations, and the market environment during the measurement period. As a result, we have not modified the disclosure.

Comment: Tandy Requirements
-------------------------------------------------------------------------------
As required by the SEC, the Funds acknowledge that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






Please contact me at (610) 669-2689 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Nathan M. Will
Associate Counsel
Securities Regulation, Legal Department